Derek J. Mirza
Tel 602.445.8223
Fax 602.445.8642
mirzad@gtlaw.com

March 30, 2011

VIA EDGAR AND FAX (703-813-6986)

Ms. Kate Beukenkamp, Staff Attorney
Mr. Joseph Cascarano, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 3 to Form 8-K
Filed March 1, 2011
File No. 000-54076

Dear Ms. Beukenkamp and Mr. Cascarano:

On behalf of our client, First China Pharmaceutical Group, Inc. (the “Company”), I would like to request an extension to respond to the Commission’s comment letter regarding the above-referenced filing of the Company received on March 11, 2011.  The Company has nearly completed the process of drafting responses to the Commission’s comments, which have required extensive input from the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.  As such, the Company intends to provide its complete response to the Commission’s comments no later than April 1, 2011.

Please do not hesitate to contact Mark C. Lee at (916) 442-1111 or me at (602) 445-8223 if you have any questions related to this request.

Best regards, s/ Derek J. Mirza Derek J. Mirza

cc:	Mark C. Lee, Esq.
Greenberg Traurig, LLP

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